Exhibit 99.97

Skeena Announces Maiden Resource for Snip Gold Project

Vancouver, BC (July 21, 2020) Skeena Resources Limited (TSX.V: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce an underground constrained Mineral Resource Estimate (“MRE”), for the Snip gold project (“Snip”), located in the Golden Triangle of northwest British Columbia, which has been reviewed and validated by SRK Consulting (Canada) Inc. (“SRK”). This MRE was derived from a database containing 3,697 surface and underground diamond drill holes totalling 309,327 metres of which 3,112 drill holes and 14,113 composites of 1.5 metres in length were used directly in the estimate. The MRE reports resources amenable to underground mining methods. The effective date of this MRE is July 21, 2020 and a technical report will be filed on the Company’s website and SEDAR within 45 days of this disclosure.

Underground Resource Estimate

The underground constrained Indicated resources include 244,000 ounces of gold hosted within 539,000 tonnes at an average gold grade of 14.0 g/t Au. Resources within the Inferred category include 402,000 ounces of gold hosted within 942,000 tonnes at an average gold grade of 13.3 g/t Au (Table 1). In the determination of reasonable prospects for economic extraction, long hole stoping is contemplated. Sensitivities to the gold cut-off are presented in Table 2.

Table 1: Snip Indicated and Inferred underground resources reported undiluted at a 2.5 g/t Au cut-off grade within stope optimized mining shapes.

		Tonnes	Contained Grade	Contained Metal
	Domain	(000)	Au (g/t)	Au (000 oz)
Indicated Mineral Resources
	Main - V	165	12.8	68
	Main - S	337	15.0	163
	Twin West	37	10.4	12
Total Indicated		539	14.0	244
Inferred Mineral Resources
	Main - V	287	13.1	121
	Main - S	599	13.4	258
	Twin West	56	12.4	23
Total Inferred		942	13.3	402

“Our efforts in the coming months will focus on expanding these now well-defined resources with expansion drilling in the newly evolving 200 Footwall Corridor as well as other near-mine targets,” notes Paul Geddes P.Geo, Vice President of Exploration & Resource Development. “In parallel with SRK, Kathi Dilworth, Skeena’s Chief Resource Geologist, has developed a very robust and defendable resource model that will formulate the basis of future economic studies.”

Walter Coles Jr., President & CEO, goes on to add, “We are very excited about the maiden resource at Snip, particularly because of the excellent grade and the proximity to Eskay Creek. We will commence drilling at Snip shortly to follow-up on the exciting exploration success from last summer in an effort to expand the resource.”

Table 2: Snip Indicated and Inferred Resource sensitivities to block cut-off grade.

	Cut-off Grade		Tonnes	Grade	Ounces
	Au (g/t)		(000)	(g/t)	(000)
Indicated Category
	>2		557	13.7	245
	>2.5 (reported	)	539	14.0	244
	>3		518	14.5	242
	>3.5		495	15.0	239

Inferred Category
	> 2		977	12.9	404
	> 2.5 (reported	)	942	13.3	402
	> 3		911	13.6	399
	> 3.5		880	14.0	396

Snip Mineral Resource Estimate Notes:

The mineral resources disclosed in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards on mineral resources and reserves definitions, and guidelines prepared by the CIM standing committee on reserve definitions and adopted by the CIM Council.

•	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

•	In accordance with NI 43-101 recommendations, the number of metric tonnes and ounces were rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.

•	As defined by NI 43-101, the Independent and Qualified Person for the Snip MRE is Ms. Sheila Ulansky P.Geo., of SRK Consulting (Canada) Inc. who has reviewed and validated the Snip MRE. The effective date of the MRE is July 21, 2020.

•	Reasonable prospects for economic extraction were determined by means of applying stope optimization parameters summarized in Table 3. Resources are reported in-situ and undiluted within potentially economical and minable underground long hole stope shapes.

•	Long hole stope shapes <500 m3 were removed due to potential operational challenges.

•	Metal price used is US$1,550 per ounce of gold.

•	Metallurgical recoveries of 90% were utilized in the determination of cut-off grades for the underground resources.

•	The calculated underground cut-off grade was determined to be 2.5 g/t Au. Cut-off grades must be re-evaluated considering prevailing market conditions (including gold prices, exchange rates and costs).

•	Mineral resources have been depleted to account for past production and exclude mineralization within a 1 metre buffer around historical underground development.

•	Block tonnage was estimated from volumes using a density of 2.78 g/cm3 for all lithologies except the unmineralized BSU (Biotite Spotted Unit) which used a density of 2.86 g/cm3.

•	Three mineralization domains were created to constrain the estimate: V, S and TW. The V and S domains are a collection of veins that occur in the Main Twin Zone, whereas TW domain is a series of veins in the Twin West Zone.

•	A total of 72 veins were modelled; 10 V-veins, 52 S-veins and 10 TW- veins.

•	April 29, 2020 is the close out date of the Snip database.

•	The vein model was created in Leapfrog GeoTM by Dr. Ron Uken, Pr.Sci.Nat , of SRK Consulting (Canada) Inc. Composite intervals greater than or equal to 1.0 g/t Au over 1.5 m were included into the vein model if following interpreted structures and displaying mineralization continuity up to half drill hole spacings.

•	For estimation, 1.5 metre composites were created within the vein boundaries using equally distributed composites. Composites less than 0.1 metres were excluded from the estimate.

•	The Snip deposit consists of high-grade narrow veins where composite lengths less than 1.5 m are common where the vein narrows or pinches; therefore, length weighting was applied during estimation.

•	High grade capping was performed using composite data. Gold capping values used were 350 g/t, 300 g/t and 80 g/t in the V, S and TW domains, respectively.

•	Gold variograms were used to determine the spatial relationship of grade over distance.

•	Maximum variogram search distances were determined to be 32 m in the V domain and 30 m in the S- and TW- domains.

•	Search orientations per domain were established during variography. Unique orientations for the S, V and TW domain were derived, including an additional orientation in the S domain where a collection of steeper veins occur.

•	Ordinary Kriging (OK) was used for estimation.

•	Resources were estimated using Maptek Vulcan 12.0.5 software using an unrotated model with a parent block size of 4 x 4 x 4 metres and sub-block size of 0.5 x 0.5 x 0.5 metres.

•	The mineral resources were estimated using three passes with increasing search radii based on variogram ranges.

•	Indicated and Inferred resources were classified as follows;

o	For the Indicated category a 40 metre buffer was created around current Skeena drill holes (>/= 2016) as these drill holes have supporting QA/QC data. All blocks within the 40 metre buffer zone and estimated with at least 3 drill holes extending no more than the range of the variogram (32 metres maximum) were classified as Indicated resources.

o	Inferred resources were partitioned using a minimum of 2 drill holes at 2 times the variogram range (64 metre maximum).

o	Blocks were locally reclassified to reduce ‘spotted’ Indicated resources within Inferred resources, and vice versa.

•	Estimates use metric units (metres, tonnes and g/t). Metal contents are presented in troy ounces (metric tonne x grade / 31.10348).

•	Neither the Company, nor SRK, is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect this mineral resource estimate.

•	The quantity and grade of reported Inferred mineral resources in this estimation are uncertain in nature and there has been insufficient exploration to re-define these Inferred mineral resources as Indicated mineral resources. It is uncertain if further exploration will result in upgrading them to the Indicated mineral resources category.

Table 3: Snip underground scenario assumptions for determining cut-off grades with reasonable prospects of economic extraction.

Input Parameters	Value	Unit
Sell Price Au	$1,550	US Dollars per Ounce
Metal Recovery	90%	Percent
Selling Cost	$30	US Dollars per Ounce
Metal Revenue	$51.74	Canadian Dollars per Tonne Milled
Mining Cost	$120	Canadian Dollars per Tonne Milled
Process Cost	$25	Canadian Dollars per Tonne Milled
G&A Cost	$15	Canadian Dollars per Tonne Milled
All-In Cost	$160	Canadian Dollars per Tonne Milled
Cut-off Grade	2.5 g/t	Grams per Tonne Au
Buffer Around Historic Voids	1 metre	1 metre

Snip Mineralization

Snip is hosted within a moderately to steeply northwesterly-dipping sequence of the Triassic Stuhini Group, a sequence of feldspathic greywackes with subordinate siltstone and conglomerates. These rocks are intruded by Early Jurassic monzonitic stocks and plutons including the Red Bluff Porphyry.

The bulk of mineralization historically mined at Snip is hosted in the westerly-trending Twin Zone, a semi-brittle, moderately to shallow southwest-dipping extensional shear vein system with an average dip of approx. 40°. The shear is intruded by a barren, post mineralization mafic dyke, the Biotite Spotted Unit (“BSU”) which divides the Twin Zone into two parts for most of its length. Veins in this westerly orientation are termed the V-Vein system. Subordinate to, and in the footwall of the Twin Zone V-veins is the S-Vein system, which comprises a series of more steeply southwesterly-dipping (approx. 60°), less continuous, sub-parallel extensional shear veins such as the 150, 130, and 412 veins. Across the Monsoon Lake valley to the west is the Twin West Zone which is interpreted to be a continuation of the Twin Zone dextrally displaced by the northeast trending Monsoon Valley fault.

Gold mineralization is associated with several generations of syntectonic quartz and sulphide veins that developed during progressive extensional slip accompanied by cycles of highly pressured mineralizing fluids. Predominant mineralogy comprises calcite, quartz, chlorite, biotite-phlogopite, and pyrite.

Qualified Persons

The Independent and Qualified Person for the Eskay Creek MRE is Ms. Sheila Ulansky P.Geo., of SRK Consulting (Canada) Inc. (Vancouver), who has reviewed, validated and approved the Snip MRE as well as the technical disclosure in this release. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Mr. Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting its activities on its various exploration projects.

About Skeena

Skeena Resources Limited is a junior Canadian mining exploration company focused on developing prospective precious metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s primary activities are the exploration and development of the past-producing Eskay Creek gold-silver mine. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Pre-feasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.

Walter Coles Jr.

President & CEO

Cautionary note regarding forward-looking statements

Certain statements made, and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.